SUPERCHARGE GILDAN

An Enhanced Operating Plan To Supercharge Gildan Activewear

Prepared by Browning West
April 2024

Disclaimer

The materials contained herein (the “Materials”) represent the opinions of Browning West, LP and those of our proposed slate of highly qualified director nominees (collectively, “Browning West”) and are based solely on publicly available information with respect to Gildan Activewear Inc. (the “Company”). Browning West recognizes that there may be confidential information in the possession of the Company and which is not publicly known, to Browning West or other investors, that could lead it or others to disagree with Browning West’s estimates or conclusions. Browning West reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Browning West disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made by the Company with the Securities and Exchange Commission (“SEC”), SEDAR+ or other regulatory authorities and from other third party reports publicly available. **There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein**. The estimates, projections and potential impact of the opportunities identified by Browning West herein are based on assumptions that Browning West believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Browning West currently beneficially owns and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that causes Browning West or one or more of its members from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Browning West discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Browning West expressly disclaims any obligation to update such information other than as required under applicable law.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein, including the information located under Section III – *Operating Plan* and Section IV – *Value Creation Opportunity* herein, including, without limitation, under the headings “Anticipated Growth in Earnings Per Share”, “Unit Costs for Gildan Fashion Basics T Shirts”, “Gildan Market Share”, “North America Fleece Market Size and Growth”, “Wholesale Revenue Opportunity”, “Enhance Capital Allocation and Capital Structure”, “2023-2028 Revenue Bridge”, “2023-2028 Operating Margin Bridge”, “Anticipated Growth in Earnings”, and the projected financial performance values set forth on page 39 herein, that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Browning West. Although Browning West believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Browning West will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Browning West has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC or SEDAR+ by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

Section I

Summary: Our Operating Plan is Underpinned by a High-Quality Board Slate and Can Generate Significant Shareholder Returns

Our Foundation: Browning West Has Assembled an Exceptional Slate of Highly Qualified Director Candidates

Our slate possesses strong track records of value creation, expertise in successful succession planning, relevant industry and governance experience, as well as proven management and board service pedigrees in Canada and the U.S.



Michael Kneeland
Non-Executive Chair and Former CEO of United Rentals



Glenn Chamandy
Co-Founder and Former CEO of Gildan



Michener Chandlee
Former Chief Risk Officer for Nike, Former CFO of Fanatics Commerce, formerly Fanatics Inc., Current CFO of WHOOP



Ghislain Houle
EVP and CFO of Canadian National Railway Company



Mélanie Kau
Chair of the Human Resources and Corporate Committee and Former Lead Director at Alimentation Couche-Tard



Peter Lee
Co-Founder and Partner of Browning West



Karen Stuckey
Former Senior Vice President at Walmart



J.P. Towner
Former CFO of Dollarama, Current CFO of RONA

Our Foundation: Browning West's Slate of Director Candidates Has Experience at Highly Respected Companies With Strong Track Records of Value Creation

Total Shareholder Returns Since IPO[1]

United Rentals

53x / 16% annualized

Nike

922x / 17% annualized

Walmart

4,915x / 18% annualized

DOLLARAMA

37x / 28% annualized

CN

166x / 20% annualized

Couche-Tard

4,227x / 26% annualized

GILDAN

99x / 20% annualized

[1] Bloomberg. United Rentals total return from December 1997 to March 2024; Nike total return from December 1980 to March 2024; Walmart total return from August 1972 to March 2024; Dollarama total return from December 2009 to March 2024; Canadian National Railway total return from November 1995 to March 2024; Alimentation Couche-Tard total return from September 1988 to March 2024; Gildan total return from June 1998 to December 2023.

Our Plan: A Five-Pillar Operating Plan Underpinned by Reducing Operating Costs, Increasing Market Share, and Enhancing Capital Allocation and Capital Structure

Pillar #1	Gain Market Share in Fashion Basics Category by Lowering Unit Costs
Pillar #2	Gain Market Share in High Growth Fleece Category
Pillar #3	Gain Share in Private Label Apparel by Targeting New Program Wins
Pillar #4	Enhance Capital Allocation and Capital Structure
Pillar #5	Introduce Aspirational Compensation Plan Tied to Value Creation

The Opportunity: A Plan to Deliver a Share Price of More Than $100 USD for Gildan Shareholders Within the Next Five Years

We expect to more than double Gildan's earnings per share and increase its share price to more than $100 USD over the next five years with the implementation of our slate's operating plan.

Anticipated Growth in Earnings Per Share by 2028


$ in USD
$2.57
$0.86
$1.01
$1.57
$6.02
2023 EPS
Revenue Growth
Margin Expansion
Capital Allocation
2028 EPS

Earnings Per Share	$6.02
(x) P/E Multiple[1]	17x
Potential Share Price	**$102**

SUPERCHARGE GILDAN

Source: All projections derived from public information sources and Browning West estimates.
Figures may not add up due to rounding.
1. Based on discount to Gildan's average LTM PE multiple of 19x from January 2011 to February 2020.

The Opportunity: Our Plan Can Deliver Attractive Near-Term Upside and a Share Price of More Than $60 USD by the End of 2025

There is a clear path for Gildan's stock to be worth over $60 USD per share by the end of 2025 with the implementation of our slate's operating plan. Shareholders must consider this in the context of the Board of Director's current rushed and reactionary sale process, which may undervalue the Company.

Anticipated Growth in Earnings Per Share by 2025



$ in USD
$2.57
$0.30
$0.60
$0.33
$3.80
2023 EPS
Revenue Growth
Margin Expansion
Capital Allocation
2025 EPS

Earnings Per Share	$3.80
(x) P/E Multiple[1]	17x
Potential Share Price	**$65**

Source: All projections derived from public information sources and Browning West estimates.
1. Based on discount to Gildan's average LTM PE multiple of 19x from January 2011 to February 2020.

Section II

Background: Gildan’s Historical Success Has Been Derived From a Low-Cost, Vertically Integrated Strategy



Low-Cost, Vertically Integrated Strategies Can Create Significant Shareholder Value When Implemented Correctly

"**I always have been attracted to the low-cost operator in any businesses** and, when you can find a combination of (i) an extremely large business, (ii) a more or less homogenous product, and (iii) a very large gap in operating costs between the low cost operator and all of the other companies in the industry, **you have a really attractive investment situation.**"

Warren Buffett
1976 Letter to George Young at National Indemnity regarding GEICO

"**Vertical integration** requires very complex coordination and when you assemble that **you have a tremendous advantage…** This is actually done surprisingly little today and so I think this is sort of a business form that when people can pull it off, is very valuable."

Peter Thiel
2014 Lecture at Stanford

Under Glenn Chamandy's Leadership Gildan Implemented a Vertically Integrated, Low-Cost Strategy to Deliver a Long and Outstanding Track Record of Value Creation

Gildan Total Shareholder Return from IPO to December 2023

$ in USD	FY98	FY23	*CAGR*
Revenue	$148	$3,196	*12.9%*
Adj. EBIT	$18	$553	*14.6%*
Adj. EPS	$0.06	$2.57	*15.9%*



120
100
80
60
40
20
0
Jun-98
Feb-02
Sep-05
May-09
Jan-13
Aug-16
Apr-20
Dec-23
19.7% CAGR
99x

Source: Bloomberg. Gildan total returns include Glenn Chamandy's tenure (June 17, 1998 to December 8, 2023). Gildan Annual Reports.

Glenn Chamandy Architected a Highly Dominant Position For Gildan Within the "Basics" Category by Expanding the Company's Low-Cost Advantage to Continually Take Substantial Market Share

Gildan Lowered the Price of a T-Shirt by ~50% Which Led to Market Dominance


~50% reduction in price
Estimated Price of Dozen Blank T Shirts
1998
2023


~80%
Estimated Basics Market Share
1998
2023

Source: Browning West estimates.

In Gildan's Industry, Customers Value Availability, Price, Quality, and Consistency, But Marketing is Not a Major Factor in Purchase Decisions

What is Most Important to Gildan's Wholesale Customers?

- Availability
- Price
- Quality and Consistency

These three factors drive customer purchase decisions

- Marketing

Marketing is not a major factor in purchase decisions

Gildan Previously Tested a Marketing-Focused Strategy But Determined It Was Unsuccessful

Gildan's leadership strategically pivoted back to a low-cost strategy (Back to Basics), which resulted in improvements across all operating metrics.

Gildan GAAP Operating Margins



Op margins projected to double by 2024, and exceed 18-20% range
Branded strategy led to weaker margins
15%
10%
21%
FY2015
FY2019
FY2024E
First Low-Cost Era
Marketing Era
Back to Basics Era

Gildan Return on Net Assets



Significant improvement to return on net assets
Branded strategy led to weaker returns
15%
13%
18%
FY2015
FY2019
FY2024E
First Low-Cost Era
Marketing Era
Back to Basics Era

SUPERCHARGE GILDAN

Source: 2024E figures per consensus estimates and Browning West estimate of return on net assets. FY2015 and FY2019 figures per Gildan's annual reports.

Our Plan Builds on Gildan's Proven Low-Cost And Vertically Integrated Manufacturing Advantage that Delivered Tremendous Value Creation Over Two Decades

Our plan will de-emphasize marketing spend, which is not a major factor in customer purchase decisions.

Manufacturing Operations Comparison

	GILDAN	Competitor A	Competitor B	Competitor C	Competitor D	Competitor E
Yarn Spinning	✓					
Weaving	✓		*Partially outsourced*	✓		
Dyeing	✓		*Partially outsourced*	✓	✓	
Cutting	✓	✓	*Partially outsourced*	✓	✓	
Sewing	✓	✓	✓	✓	*Partially outsourced*	
Owned Energy Production / Water Treatment	✓		*Partially outsourced*			

Unlike Gildan, competitors are not vertically integrated

Source: Browning West estimates and site visits. Conversations with competitors, competitor websites.

Section III

Operating Plan: Our Slate's Five-Pillar Plan Can Supercharge Shareholder Returns



A Five-Pillar Operating Plan Underpinned by Reducing Operating Costs, Increasing Market Share, and Enhancing Capital Allocation and Capital Structure

Pillar #1	**Gain Market Share in Fashion Basics Category by Lowering Unit Costs**
Pillar #2	**Gain Market Share in High Growth Fleece Category**
Pillar #3	**Gain Share in Private Label Apparel by Targeting New Program Wins**
Pillar #4	**Enhance Capital Allocation and Capital Structure**
Pillar #5	**Introduce Aspirational Compensation Plan Tied to Value Creation**

Pillar #1: Gain Market Share in Fashion Basics Category By Lowering Unit Costs

To reduce costs, the slate plans to move production of fashion basics products from Honduras to Gildan's new manufacturing facility in Bangladesh.



Labor cost inflation in Central America has increased the cost structure for fashion basics products due to their higher labor content, putting pressure on Gildan's competitors.
Bangladesh has lower energy and labor costs and a lower cost structure for fashion basics products.
San Pedro Sula, Honduras
Dhaka, Bangladesh

Pillar #1: Gain Market Share in Fashion Basics Category By Lowering Unit Costs

We believe Gildan can reduce fashion basics unit costs substantially by shifting capacity to Bangladesh due to lower labor and energy costs as well as manufacturing efficiencies.

Key Components of Unit Costs for Gildan Fashion Basics T Shirts


Substantial Reduction
Lower energy costs relative to Central America
Lower labor costs relative to Central America
Lower yarn and fabric costs due to vertical integration, scale, and efficiencies
Today's Cost
Future Cost After Moving to Bangladesh
Fabric
Labor
Overhead

Source: All projections derived from public information sources and Browning West estimates.

Pillar #1: Gain Market Share in Fashion Basics Category By Lowering Unit Costs

Glenn's strategic investment in lower cost capacity in Bangladesh positions Gildan to reap significant share gains in fashion basics which may mimic its historical market share gains in the basics category, driven by strong performance in American Apparel, Comfort Colors, and Gildan brands.

Estimated Market Share In Basics Category


~80%
1998
2023

Estimated Market Share in Fashion Basics Category


~80%
2019
2023
2028E
Future

Source: Gildan 2022 Investor Day, All projections derived from public information sources and Browning West estimates.

Pillar #2: Gain Market Share in High Growth Fleece Category

Fleece is a high growth category due to casualization trends across North American consumers.

North America Fleece Market Size and Growth ($ Billions USD)



8% annual growth
$4.0
$4.3
$4.7
$5.0
$5.4
$5.9
2022
2023
2024
2025
2026
2027

Source: Gildan 2022 Investor Day. 8% market growth is the midpoint of Gildan projected mid to high single digit growth in the fleece market.

Pillar #2: Gain Market Share in High Growth Fleece Category

Gildan's unique technology advantages and spare fleece capacity support further market share gains.

Capitalize on Vertically Integrated Production with Technology Advantage Due to Unique MVS Yarn Capabilities


GILDAN PRESS RELEASE

(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Announces Acquisition of Frontier Yarns

Montreal, Monday, December 13, 2021 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced that, through one of its wholly-owned subsidiaries, it has acquired 100% of the equity interests of Phoenix Sanford, LLC, the parent company of Frontier Yarns for a total cash consideration of approximately $168 million.

Glenn Chamandy's strategic acquisition of Frontier provides Gildan a critical technological advantage to produce MVS yarn, which enables Gildan to produce superior products with minimal pilling.

Utilize Available Capacity in Honduras to Produce Fleece After Moving Fashion Basics Production to Bangladesh


Moving fashion basics production from Honduras to Bangladesh
Dhaka, Bangladesh
San Pedro Sula, Honduras
Excess capacity in Honduras allocated to fleece production

Source: Gildan 2022 Investor Day.

Pillar #2: Gain Market Share in High Growth Fleece Category

Our plan will support Gildan in gaining significant market share in the fleece category which may mimic historical market share gains in the basics category.

Estimated Market Share in Basics Category


~80%
1998
2023

Estimated Market Share in Fleece Category


~40%+
2019
2023
2028E
Future

Source: Gildan 2022 Investor Day, All projections derived from public information sources and Browning West estimates.

Pillar #3: Gain Share in Private Label Apparel By Targeting New Program Wins

Gildan's low-cost and large-scale manufacturing positions it to capitalize on new private brand opportunities in activewear, underwear, and socks.

Our slate brings key relevant experience with some of Gildan's largest partners, including Walmart, Fanatics, and Nike:

Partner	Brands
Walmart	George. Athletic Works, Time and Tru, Terra & Sky, wonder nation
Fanatics	Fanatics
Nike	Nike
Target	Goodfellow & Co, art class, Cat & Jack, a new day, Prologue, Universal Thread Goods Co.
Costco Wholesale	Kirkland Signature
amazon	amazon essentials

Estimated Wholesale Revenue Opportunity

$2 Billion USD Private Label Opportunity with Key Partners Relative to Gildan's 2023 Sales of $3.2 Billion USD

Source: Gildan Investor Day Presentations. Retail partner company filings and press articles. Browning West estimates of private label revenue opportunity.

Pillar #3: Gain Share in Private Label Apparel By Targeting New Program Wins

Our slate has the right operating experience to support Gildan in targeting new program wins in private label.

"In a world of increasing complexity and competition for large/global apparel brands to deliver shareholder value through sustainable and profitable growth, the demand for world class private label apparel manufacturing partners will continue to increase. Gildan's unmatched scale and four-decades of experience allow for meaningful cost and execution advantages well into the future, which makes me optimistic about Gildan's revenue growth potential in this category."

Michener Chandlee
Browning West Slate Director Candidate
Former Chief Risk Officer for Nike,
Former CFO of Fanatics Commerce, formerly Fanatics Inc.,
Current CFO of WHOOP

Pillar #4: Enhance Capital Allocation and Capital Structure

We believe Gildan could return 67% of its current market capitalization to shareholders through dividends and share buybacks over the next five years.

Five Year Capital Returns to Shareholders Relative to Current Market Capitalization



$5.7 Billion USD
$3.8 Billion USD
Total Capital Returned Via Dividends and Share Buybacks
Unaffected Gildan Market Capitalization as of March 18, 2024

Source: Bloomberg. All estimates derived from public information sources and Browning West estimates.

Pillar #4: Enhance Capital Allocation and Capital Structure

Under our operating plan, 68% of projected cash flow generation will be allocated toward share buybacks.

Historical Capital Allocation Mix (1998 – 2023)



M&A: 19%
Capex: 37%
Buybacks: 31%
Dividends: 13%

Future Capital Allocation Mix (2024E – 2028E)



Capex: 18%
Dividends: 14%
Buybacks: 68%

Source: All projections derived from public information sources and Browning West estimates.

Pillar #4: Enhance Capital Allocation and Capital Structure

Under our slate's operating plan, Gildan can enter a cash harvesting phase after a period of substantial investment. A substantial portion of capital expenditures will be utilized for growth, which is adequate for building Phase 2 of Gildan's Bangladesh facility, under our plan.

Gildan Capital Expenditures ($ Millions USD)



Bangladesh Investment Phase
Future Cash Harvesting Phase
300
250
200
150
100
50
0
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
108
129
51
128
239
203
165
165
165
165
165
4%
5%
3%
4%
7%
6%
5%
5%
4%
4%
4%
2018
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
Capex
% of Sales

Source: Gildan Annual Reports. All projections derived from public information sources and Browning West estimates.

Pillar #4: Enhance Capital Allocation and Capital Structure

We believe Gildan has historically underutilized its balance sheet and that shareholder returns can be enhanced by increasing leverage moderately.

Historical and Projected Leverage Levels (Net Debt to EBITDA)



Our plan contemplates Gildan operating at optimal leverage levels of 1.5x – 2.5x
1.0x
1.6x
3.5x
0.7x
1.1x
1.5x
2.0x
2.0x
2.0x
2.0x
2.0x
2018
2019
2020
2021
2022
2023
2024E
2025E
2026E
2027E
2028E

Source: Gildan Annual Reports. All projections derived from public information sources and Browning West estimates.

Pillar #5: Introduce Aspirational Compensation Plan Tied to Value Creation

We believe implementing a simplified and aspirational incentive plan aligned with value creation that is specific to Gildan's opportunity set will be more effective than the current complicated incentive plan. Current incentives are benchmarked to companies with very different end markets than Gildan and marketing-centric B2C business models.

Gildan's Compensation Breakdown

Relative revenue growth (33.3%)
Three-year growth in revenue from the start of fiscal 2022 to the end of fiscal 2024, compared to companies in our compensation comparator group. Revenue is defined as net sales

Relative RONA (33.3%)
Three-year average return on net assets for fiscal 2022, 2023, and 2024 compared to companies in the compensation comparator group

Starting with the 2022 awards, a simplified definition for Adjusted RONA is used to allow for accurate and timely retrieval of performance data for companies in the compensation comparator group. Relative RONA uses GAAP earnings instead of adjusted earnings

Relative TSR (33.3%)
Three-year TSR for fiscal 2022, 2023, and 2024, assuming reinvestment of dividends, compared to the TSR of companies in our compensation comparator group

The weighted average trading price of common shares is used for a 20-trading days period at the beginning and at the end of the measurement period

Each of the three performance measures is used to assess Gildan's performance against companies in our compensation comparator group using the following criteria:

Percentile ranking	Payout multiplier
Maximum: P75+	200%
Target: P50	100%
Threshold: P25	40%
Below threshold	–

Threshold performance must be achieved in order to receive a payout on a performance measure.

If our TSR is negative, the payout for Relative TSR is capped at target, regardless of our relative performance.

Compensation Peer Group

- CAPRI HOLDINGS LIMITED
- carter's
- Columbia
- DECKERS BRANDS
- Edgewell PERSONAL CARE
- HANES Brands Inc
- KONTOOR
- Levi's
- lululemon
- MATTEL
- PVH
- RALPH LAUREN
- SKECHERS
- Spectrum Brands
- tapestry
- UNDER ARMOUR
- WOLVERINE WORLDWIDE

SUPERCHARGE GILDAN

Source: Gildan 2022 Management Information Circular.

Pillar #5: Introduce Aspirational Compensation Plan Tied to Value Creation

Browning West's Co-Founder Usman Nabi joined Tempur Sealy's board of directors in 2015 and implemented an incentive plan that targeted a medium-term aspirational earnings target that was customized to the company's specific opportunity set. This plan created significant value and also created meaningful ongoing ownership for employees, leading to sustained value creation even after the plan targets were achieved.

Tempur Sealy Value Creation Journey ($ in USD)

TEMPUR+SEALY June 2015 LTM	TEMPUR+SEALY December 2024	Vs. June 2015
Revenue: $3.1 Billion	Revenue: $5.1 Billion	+66%
Adj. EBITDA: $416 Million	Adj. EBITDA: $1.0 Billion	+2.4x
Adj. EPS: $0.70	Adj. EPS: $2.75	+3.9x
Free Cash Flow per Share: $0.36	Free Cash Flow per Share: $3.11	+8.7x

"Project 650" established aspirational objectives for Tempur Sealy to achieve more than $650 million USD of EBITDA

Tempur Sealy Has Generated a 4.7x Total Return / 19% Annualized Return

Source: Tempur Sealy Quarterly and Annual Reports. December 2024 figures per consensus estimates. Tempur Sealy total return from February 2015 to March 2024.

Pillar #5: Introduce Aspirational Compensation Plan Tied to Value Creation

We plan to implement the aspirational plan throughout Gildan's entire organization of 43,000 dedicated employees.

- Ingersoll Rand, an industrial machinery manufacturer, implemented a similar strategy awarding equity to all employees in 2017, which generated significant value creation.

Case Study: Ingersoll Rand Generated Strong Stock Returns in a Global Manufacturing Business



$95
4.7x / 25% annualized return
($ in USD)
100
90
80
70
60
50
40
30
20
10
0
$20
May 2017: Initial $100 million USD grant to all employees after IPO
September 2020: $150 million USD equity grant to global workforce after merger with Ingersoll Rand Industrial segment
May-17
Feb-18
Nov-18
Aug-19
May-20
Feb-21
Nov-21
Aug-22
May-23
Feb-24

businesswire
A BERKSHIRE HATHAWAY COMPANY

"Ingersoll Rand Awards $150 Million Equity Grant to Global Workforce; Grant Value Equal to 20% of An Employee's Annual Base Cash Compensation

Granting Ownership to all Employees Highlights Company Purpose 'Lean on Us to Help You Make Life Better' and Core Value of 'We Think and Act Like Owners'"

September 2020

Source: Bloomberg, Ingersoll Rand total return from May 2017 to March 2024.

Section IV

Value Creation Opportunity: Our Slate's Plan to Deliver a Share Price of More Than $100 USD in the Next Five Years



Gildan Has the Potential to Grow Revenue at a 6% Annual Rate Over the Next Five Years

2023 – 2028 Revenue Bridge ($ Millions USD)


6% Revenue CAGR
3,196
400
375
270
114
(87)
4,268
$1.1 billion / 34% total revenue growth
2023A Revenue
Fashion Basics
Fleece
Private Label
Basics
Other
2028E Revenue

Source: All projections derived from public information sources and Browning West estimates.

Gildan Has the Potential to Increase Operating Margins Over the Next Five Years

2023 – 2028 Operating Margin Bridge (Margin %)


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
17.3%
1.5%
1.8%
1.1%
0.7%
22.4%
2023 Operating Margin
Reversal of Temporary Cotton Price Headwinds
Product Mix
Cost Improvements
SG&A Leverage
2028 Operating Margin

Source: All projections derived from public information sources and Browning West estimates.

A Plan to Deliver a Share Price of More Than $100 USD for Gildan Shareholders Within the Next Five Years

We expect Gildan's share price to increase to more than $100 USD over the next five years with the implementation of our slate's operating plan.

Anticipated Growth in Earnings Per Share by 2028


$ in USD
$2.57
$0.86
$1.01
$1.57
$6.02
2023 EPS
Revenue Growth
Margin Expansion
Capital Allocation
2028 EPS

Earnings Per Share	$6.02
(x) P/E Multiple[1]	17x
Potential Share Price	**$102**

SUPERCHARGE GILDAN

Source: All projections derived from public information sources and Browning West estimates.
Figures may not add up due to rounding.
1. Based on discount to Gildan's average LTM PE multiple of 19x from January 2011 to February 2020.

Our Plan Contemplates 40% Boost From Gildan's Current Consensus Estimates

We estimate that Gildan's 2028 earnings per share could be 40% higher than current consensus estimates.

Gildan's 2028 Earnings Per Share Could Be Materially Higher


40% higher
than consensus
$6.02 USD
$4.31 USD
Consensus
2028 Earnings Per Share
Browning West Slate Operating Plan
2028 Earnings Per Share

Source: All projections derived from public information sources and Browning West estimates.

Our Operating Plan Translates Into Robust Financial Performance and 19% Annual EPS Growth Over the Next Five Years[1]

$m, except per share metrics	Browning West Operating Plan 2023	2024	2025	2026	2027	2028	'23-'28 Growth CAGR	Total
Net Sales	3,196	3,340	3,572	3,804	4,036	4,268	*6.0%*	*34%*
% Growth	*(1.4%)*	*4.5%*	*6.9%*	*6.5%*	*6.1%*	*5.7%*		
Adj. Operating Income	553	681	746	814	886	956	*11.6%*	*73%*
% Margin	*17.3%*	*20.4%*	*20.9%*	*21.4%*	*21.9%*	*22.4%*		
Adj. EPS	**$2.57**	**$3.16**	**$3.80**	**$4.45**	**$5.20**	**$6.02**	***18.5%***	***134%***
% Growth	*(17.5%)*	*22.7%*	*20.3%*	*17.1%*	*17.0%*	*15.7%*		
Cash Flow from Operations[2]	547	627	594	655	720	781		
Capex	(203)	(165)	(165)	(165)	(165)	(165)		
Other	48	0	0	0	0	0		
Free Cash Flow[2]	**392**	**462**	**429**	**490**	**555**	**616**		
Share Buybacks	(360)	(982)	(457)	(519)	(589)	(643)		
Dividends	(132)	(126)	(122)	(126)	(129)	(132)		
Net Leverage	1.5x	2.0x	2.0x	2.0x	2.0x	2.0x		
Diluted Shares Outstanding	176	148	137	129	121	113	*(8.4%)*	*(36%)*
% Change in Share Count	*(5%)*	*(16%)*	*(8%)*	*(6%)*	*(6%)*	*(6%)*		

1. Grow sales primarily driven by market share gains from competitors; any cyclical uplift may further improve results
2. Increase margins through growth in higher-margin product categories such as fashion basics and fleece, and operating leverage on SG&A
3. Increase leverage to 2.0x and use incremental proceeds as well as excess cash flow to repurchase shares and pay dividends

2024 projected performance assumes Browning West's proposed slate and plan are implemented immediately.

SUPERCHARGE GILDAN

1. All projections derived from public information sources and Browning West estimates.
2. Cash flow from operations and free cash flow include investments into working capital.

Gildan Has an Opportunity to Become a Long-Term Value Creation Case Study Akin to AutoZone, Domino's, and The Home Depot

Under our operating plan, Gildan will share many of the same characteristics as the value creation case studies below.

	AutoZone FY98 – FY23	Domino's FY04 – FY23	The Home Depot FY08 – FY24	GILDAN Under Browning West's Slate FY23 – FY28E
Revenue CAGR	7.0%	6.1%	4.8%	6.0%
Earnings Per Share CAGR	19.7%	14.2%	14.2%	18.5%
Reduction in Shares Outstanding	88% total / 8% p.a.	50% total / 4% p.a.	40% total / 3% p.a.	36% total / 8% p.a.
Current P/E Multiple	24x	34x	25x	Assumed P/E: 17x
Total Shareholder Return	97x / 20% annualized	74x / 24% annualized	21x / 21% annualized	Potential for $100+ USD Share Price

SUPERCHARGE GILDAN

Source: Bloomberg and company public filings. Total returns calculated per the following dates: Autozone (December 1998 to March 2024), Domino's USA (July 2004 to March 2024), and The Home Depot (December 2007 to March 2024).

Section V

Leadership: Our Slate Has the Experience and Capabilities to Execute This Operating Plan



Gildan Shareholders Deserve a Strong CEO

We believe that Gildan's CEO should have (i) best-in-class manufacturing and vertical integration experience, (ii) a clear and verifiable track record of value creation, and (iii) a demonstrated ability to manage an increasingly global business with vast scale.





		Glenn Chamandy	Vincent Tyra
1	Best-In-Class Manufacturing and Vertical Integration Experience	✓	X
2	Clear and Verifiable Track Record of Value Creation	✓	X
3	Demonstrated Ability to Manage an Increasingly Global Business with Vast Scale	✓	X

SUPERCHARGE GILDAN

Mr. Chamandy is the Clear Choice for Implementing Our Operating Plan



Glenn Chamandy

- ✓ Mr. Chamandy has over 40 years of experience leading Gildan, with almost 20 years of experience serving as CEO.
- ✓ From 1998 to 2023, Mr. Chamandy was responsible for delivering nearly 16% annual growth in EPS. During this time, Gildan's stock returned 99x, or a nearly 20% annualized return, outperforming all of Gildan's competitors.[1]
- ✓ Mr. Chamandy devoted his entire career to building Gildan into a low-cost, vertically integrated manufacturing business, investing over $2 billion USD of capital expenditures over the past 20 years.[2]
- ✓ Mr. Chamandy oversaw Gildan's growth to over $3 billion USD of annual sales and over $700 million USD of EBITDA. He led the expansion of Gildan's operations into Central America and Bangladesh.



Vincent Tyra

- x Mr. Tyra has destroyed substantial shareholder value in past executive roles at Fruit of the Loom and Broder Brothers, as well as in his past Chair role at Industrial Services of America.
- x Mr. Tyra has no prior executive roles involving complex global manufacturing operations comparable to those of Gildan.
- x Mr. Tyra has no experience operating a low-cost manufacturing company.
- x While Mr. Tyra was President of Retail and Activewear at Fruit of the Loom, the company's share price declined 99% and the company filed for Chapter 11 bankruptcy.
- x Following Mr. Tyra's departure from the CEO role, Broder Brothers was forced to restructure to avoid bankruptcy, resulting in existing equity holders experiencing an estimated 60% loss.[3]

[1] Represents total return since June 17, 1998 IPO through December 8, 2023. Adjusted EPS CAGR measured from FY1998 through FY2023 from Gildan Annual Report and Gildan FY2023 guidance.
[2] Adjusted EPS growth measured from FY2019 to FY2023 based on Gildan Annual Report and FY2023 Gildan guidance.
[3] Broder Bros., Co. 2008 10-K. In May 2009, the Company completed an exchange offer which resulted in holders of Senior Notes due October 15, 2010 being exchanged for newly issued Senior Payment-in-Kind Notes due October 15, 2013 and 96% of the pro forma equity. Estimate of equity value loss assumes Broder Brothers was valued at a 10x FY2008 Adjusted EBITDA multiple pre- and post-exchange offer.

The Browning West Slate is Eager to Supercharge Gildan with Mr. Chamandy

"I am looking forward to returning as CEO and confident in this operating plan. Under the right leadership, I believe that Gildan has significant potential to grow revenue and earnings per share and can deliver strong returns for shareholders."

Glenn Chamandy
Gildan Founder and Former CEO

Our Slate Includes Executives With Strong Track Records of Value Creation, Expertise in Successful Succession Planning, and Relevant Industry Experience



Michael Kneeland
Non-Executive Chair and Former CEO of United Rentals

- ✓ Created value in a large and operationally complex business
- ✓ Oversaw successful CEO succession processes



Glenn Chamandy
Co-Founder and Former CEO of Gildan

- ✓ Record of shareholder value creation
- ✓ Understanding of Gildan's low-cost vertically integrated business model



Michener Chandlee
Former Chief Risk Officer for Nike, Former CFO of Fanatics Commerce, formerly Fanatics Inc., Current CFO of WHOOP

- ✓ Record of value creation in consumer businesses
- ✓ Expertise in apparel and in complex global supply chains



Ghislain Houle
EVP and CFO of Canadian National Railway Company

- ✓ Leader of a large scale and operationally complex business
- ✓ Record of value creation over nearly three decades



Mélanie Kau
Chair of the Human Resources and Corporate Committee and Former Lead Director at Alimentation Couche-Tard

- ✓ Record of managing CEO succession in founder-led companies
- ✓ Experience working with founders of highly successful businesses



Peter Lee
Co-Founder and Partner of Browning West

- ✓ Shareholder representative
- ✓ Financial and capital allocation acumen
- ✓ Prior public company board experience



Karen Stuckey
Former Senior Vice President at Walmart

- ✓ Apparel, including private label, expertise
- ✓ Experience operating businesses of significant scale and internationally with a global supply chain



J.P. Towner
Former CFO of Dollarama, Current CFO of RONA

- ✓ Experience in vertically integrated businesses focused on value-oriented consumer products
- ✓ Record of delivering strong financial results

Michael Kneeland



Michael Kneeland
Non-Executive Chair and Former CEO of United Rentals

Michael Kneeland (U.S. Citizen), Chair and Former Chief Executive Officer of United Rentals, Inc. (NYSE: URI), is a renowned leader with an exceptional record of value creation in a large and operationally complex business, experience overseeing successful CEO succession processes, and experience working with founders of highly successful businesses. His experience is highly relevant given the recently mishandled CEO succession, which was overseen by the current Board.

- ✓ Exceptional Record of Value Creation in a Large and Operationally Complex Business: Mr. Kneeland currently serves as the Chair of United Rentals, Inc. ("United Rentals"), a $60 billion USD enterprise value equipment rental business with over $14 billion USD of revenue and nearly $7 billion USD of EBITDA.[1] Mr. Kneeland became Chair in May 2019, following his retirement as CEO. United Rentals stock has returned 21x or nearly 20% annualized over the past 17 years, generating over $44 billion USD in value spanning Mr. Kneeland's CEO and Chair tenure at United Rentals from 2007 to today.[2] Under Mr. Kneeland's leadership as CEO, United Rentals also invested over $10 billion USD in net capital expenditures and nearly $8 billion USD in acquisitions which drove significant value creation.[3] United Rentals' revenue, EBITDA, and free cash flow per share grew 2.5x, 3.8x, and 9.5x, respectively, during his CEO tenure.[4] During his tenure as CEO and Chair, United Rentals' operating margins improved 900 basis points to 27%, which is well above the 18 to 20% operating margins shareholders expect from Gildan.[5] Mr. Kneeland's leadership achievements are profiled in the book "Lessons from the Titans," which highlights his team's operational excellence, kaizen mentality, and investment discipline. These skills are directly relevant to Gildan's operations.
- ✓ Experience Leading Successful CEO Succession Processes: When he was CEO, Mr. Kneeland carefully developed internal succession candidates, and in 2019 he successfully transitioned the United Rentals CEO role to COO Matthew Flannery. Since Mr. Flannery became CEO, United Rentals' stock has returned 5.3x, or 41% annualized, continuing Mr. Kneeland's strong track record of value creation.[6]
- ✓ Experience Working with Founders of Successful Businesses: United Rentals was initially led by its founders in the first six years of the company's existence. Mr. Kneeland had extensive experience working with these founders, who remained on United Rentals' board while Mr. Kneeland was in a senior leadership position.
- ✓ Notable Leadership Roles: Mr. Kneeland currently serves as Chair of Maxim Crane Works and as a director on the board of American Tire Distributors, Inc. In 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics.

1 Bloomberg market data as of March 26, 2024.
2 Bloomberg. Represents total return and change in market capitalization from June 4, 2007 to March 26, 2024.
3 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2019).
4 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2019). Represents change in revenue, EBITDA, and free cash flow per share from 2007 to 2019.
5 United Rentals Annual Reports & Quarterly Earnings Press Releases (2007 – 2023). Margin expansion represents operating margins from 2007 to 2023.
6 Bloomberg. United Rentals total return from May 8, 2019 to March 26, 2024.

Glenn Chamandy



Glenn Chamandy
Co-Founder and Former CEO of Gildan

Glenn Chamandy (Canadian Citizen), Co-Founder and Former Chief Executive Officer of Gildan, has a strong record of value creation, an unrivaled understanding of Gildan's low-cost vertically integrated apparel manufacturing business model, and experience leading a complex global business. His experience is highly relevant given his role as Gildan's CEO for almost 20 years.

- ✓ Strong Record of Value Creation: Mr. Chamandy has over 40 years of experience leading Gildan, with almost 20 years of experience serving as CEO. From 1998 to 2023, Mr. Chamandy was responsible for delivering nearly 16% annual growth in earnings-per-share. During this time, Gildan's stock returned 99x, or a nearly 20% annualized return, outperforming all of Gildan's competitors, many of which were forced to exit Gildan's market or were acquired by Gildan.[1] Even through a challenging economic environment, Mr. Chamandy enhanced market share and grew EPS at Gildan by 57% in the past four years.[2]
- ✓ Unrivaled Understanding of Gildan's Low-Cost Vertically Integrated Apparel Manufacturing Business Model: Mr. Chamandy devoted his entire career to building Gildan into a low-cost, vertically integrated manufacturing business, investing over $2 billion USD of capital expenditures over the past 20 years.[3] Much of Gildan's success can be attributed to the low-cost position, which Mr. Chamandy architected and maintained for decades.
- ✓ Experience Leading a Complex Global Business: Mr. Chamandy oversaw Gildan's growth to over $3 billion USD of annual sales and over $700 million USD of EBITDA. He led the expansion of Gildan's operations into Central America and Bangladesh.
- ✓ Notable Leadership Roles: In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation, through funding areas such as health and wellness, education, poverty, research, and the environment.

SUPERCHARGE GILDAN

1 Bloomberg market data represents total return since June 17, 1998 IPO through December 8, 2023. Adjusted EPS CAGR measured from FY1998 through FY2023 from Gildan Annual Report and Gildan FY2023 guidance.
2 Adjusted EPS growth measured from FY2019 to FY2023 based on Gildan Annual Reports.
3 Gildan 2022 Investor Day and 2022 Annual Report.

Michener Chandlee



Michener Chandlee

Former Chief Risk Officer for Nike, Former CFO of Fanatics Commerce, formerly Fanatics Inc., Current CFO of WHOOP

Michener Chandlee (U.S. Citizen), Former Chief Risk Officer for NIKE, Inc. (NYSE: NKE), Former Chief Financial Officer of Fanatics Commerce, formerly Fanatics Inc., and Current Chief Financial Officer of WHOOP, is a world-class finance leader with an exceptional record of value creation in apparel businesses with complex global supply chains. His experience is highly relevant given his understanding of mass market apparel and global supply chains in contrast to the Gildan Board which has no mass market apparel experience.

- ✓ Extensive Expertise in Apparel and in Complex Global Supply Chains: Mr. Chandlee has over two decades of experience as a key finance leader managing complex global supply chains at NIKE, Inc. ("Nike") and Fanatics, Inc. ("Fanatics"), both of which are large customers of Gildan. Mr. Chandlee spent 18 years at Nike, the $142 billion USD enterprise value global athletic footwear and apparel company, most recently as the Vice President of Corporate Audit and Chief Risk Officer from 2016 to 2019.[1] At Nike he also held various senior global roles, including Chief Financial Officer of Nike business units including Mexico, Golf, Emerging Markets, North America, and Global Brands and Marketplace. Mr. Chandlee also served as Chief Financial Officer of Fanatics Commerce. Fanatics is a $31 billion USD enterprise value digital sports platform that manufactures and sells licensed sports gear, hard goods, and apparel.[2] Mr. Chandlee has an understanding of Gildan's business model given Nike's and Fanatics' commercial partnerships with Gildan. Mr. Chandlee's extensive experience managing complex global supply chains and his knowledge of Gildan as a major customer would be highly relevant to the Gildan Board.
- ✓ Exceptional Record of Value Creation in Consumer Businesses: During Mr. Chandlee's nearly four-year tenure at Fanatics, the company's enterprise value increased nearly 7x from $4.5 billion USD to $31 billion USD.[3] During Mr. Chandlee's 18-year tenure at Nike, the stock returned 16x or 16% annually, while the company's revenue increased by 4x and EBITDA increased by nearly 5x.[4]
- ✓ Experience Working with Founders of Highly Successful Businesses: Mr. Chandlee has worked with the boards and board committees of large-scale public and private companies that were led by highly successful founders including Nike, Fanatics, and WHOOP.

1 Bloomberg market data as of March 26, 2024.
2 $31 billion USD enterprise value as of last funding round in December 2022 sourced from The Wall Street Journal article, "Fanatics Hits $31 Billion Valuation in Latest Funding Round," from December 6, 2022.
3 $4.5 billion USD enterprise value as of September 2019 per CNBC article, "Fanatics hires Nike exec as CFO; business is targeting over $2.5 billion in sales this year", from September 17, 2019.
4 Bloomberg. Nike total return from December 29, 2000 to September 17, 2019.

Ghislain Houle



Ghislain Houle
EVP and CFO of Canadian National Railway Company

Ghislain Houle (Canadian Citizen), Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (TSX: CNR), has extensive experience working in a large-scale and operationally complex business, has a strong track record of value creation, and has significant financial and capital allocation expertise. His experience is highly relevant given the operational complexity of Gildan's business and the need for value creation expertise on the Board.

- ✓ Significant Experience Leading a Large Scale and Operationally Complex Business: Mr. Houle currently serves as Executive Vice-President and Chief Financial Officer of Canadian National Railway ("Canadian National"), a $97 billion USD enterprise value business based in Montreal, and the fourth largest business in Canada by market capitalization.[1] He has over 26 years of experience at the company, having originally joined in 1997. Canadian National is Canada's largest railway, operating a nearly 20,000-mile rail network serving Canada and the Midwestern and Southern United States. The company employs nearly 25,000 people and delivers nearly 6 million carloads of freight annually. Mr. Houle has a deep understanding of supply chains and operational experience in the railroad industry and extensive experience in financing, financial planning, strategy, mergers & acquisitions, and implementation of enterprise-wide data software systems.
- ✓ Strong Record of Value Creation Over Nearly Three Decades: During Mr. Houle's total tenure at Canadian National from 1997 to today, the company's stock has returned 48x or 16% annualized.[2] During Mr. Houle's tenure as Chief Financial Officer from July 2016 to today, the Company's market capitalization grew by nearly $38 billion USD.[3] Over this same time period, Canadian National has grown revenue nearly 40% and grown free cash flow per share by nearly 65%.[4]
- ✓ Significant Financial and Capital Allocation Expertise: As Chief Financial Officer, Mr. Houle has responsibility for financial management, planning, and reinvestment, among other responsibilities. Cumulatively over the past 7.5 years, Canadian National has generated approximately $17 billion USD in free cash flow, invested approximately $16 billion USD in capital expenditures, repurchased approximately $11 billion worth of shares, and paid out nearly $9 billion USD in dividends.[5] Mr. Houle has also played a leading role on Canadian National's Audit Committee during his CFO tenure.

1 Bloomberg market data as of March 26, 2024.
2 Bloomberg. Represents total return from August 29, 1997 to March 26, 2024.
3 Bloomberg. Represents change in market capitalization from June 30, 2016 to March 26, 2024.
4 Canadian National Annual and Quarterly Reports (FY2016 Q2 to FY2023 Q3 Report).
5 Canadian National Annual and Quarterly Reports (FY2016 Q2 to FY2023 Q3 Report).

Mélanie Kau



Mélanie Ku

Chair of the Human Resources and Corporate Committee and Former Lead Director at Alimentation Couche-Tard

Mélanie Kau (Canadian Citizen), Chair of the Human Resources and Corporate Governance Committee and former Lead Director of Alimentation Couche-Tard Inc. (TSX: ATD), has extensive experience working with the founders of highly successful businesses and has led multiple successful CEO succession plans. Her experience is highly relevant given the recently mishandled and abrupt CEO transition overseen by Gildan's Board.

- ✓ Extensive Experience Working with Founders of Highly Successful Businesses: Since 2006, Ms. Kau has served as a board director of Alimentation Couche-Tard Inc. ("Couche-Tard"), a $65 billion USD enterprise value global convenience store operator based in Laval, Canada with over $68 billion USD of revenue and nearly $6 billion USD of EBITDA.[1] Couche-Tard employs 128,000 people and operates over 14,400 convenience stores spanning 25 countries all across the world.[2] She is currently the Chair of the Human Resources and Corporate Governance Committee and was previously Lead Director from 2017 to 2022. During Ms. Kau's tenure, the company's revenue and earnings per share have grown 7x and 18x, respectively, while its stock has returned 22x, or 20% annualized.[3]

  Ms. Kau is also Chair of Aéroports de Montréal, the private operator of Trudeau International Airport ("YUL") and Mirabel International Airport ("YMX"). YUL is Canada's third largest and busiest airport serving over 20 million passengers annually. Ms. Kau served as Chair of Governance and Human Resources Committee and worked with the founding management team. During Ms. Kau's tenure, the business has increased revenue 1.9x and EBITDA 2.2x.[4]

- ✓ Successful Record of Managing CEO Succession in Founder-Led Companies: As the Chair of Couche- Tard's Human Resources and Corporate Governance Committee, Ms. Kau was responsible for the CEO transition in 2014 from the company's CEO and founder Alain Bouchard, who generated a 92x total return, to COO Brian Hannasch.[5] The transition was highly successful; since Mr. Hannasch's appointment as CEO, Couche-Tard's stock has returned 4.6x, or 17% annualized.[6] Ms. Kau also led the most recent CEO succession at Aéroports de Montréal in 2023 which resulted in an external hire.

- ✓ Notable Executive and Leadership Experience: Ms. Kau is the Chair and former President of Mobilia Ltd., an independent family-owned retailer in Quebec, where she was President from 1995 to 2011. Ms. Kau also served as the Co-President of Le Naturiste Inc. from 2012 to 2015, a retail chain located in Quebec. Ms. Kau has received several accolades for her business acumen and entrepreneurship, including Canada's Top 40 under 40 and the John Molson School of Business Award of Distinction.

1 Bloomberg market data as of March 26, 2024. Couche-Tard revenue and EBITDA represent October 2023 last twelve month figures in USD.
2 Couche-Tard FQ2 2024 Investor Presentation.
3 Bloomberg. Represents total return of Couche-Tard from June 4, 2007 to March 26, 2024.
4 Aéroports de Montréal annual and quarterly financial press releases from 2013 to 2023.
5 Bloomberg. Represents total return from September 12, 1988 to September 24, 2014.
6 Bloomberg. Represents total return from September 24, 2014 to March 26, 2024.

Peter Lee



Peter Lee
Co-Founder and Partner of Browning West

Peter Lee (U.S. Citizen), Co-Founder and Partner of Browning West, possesses extensive financial and capital allocation acumen, experience leading public company CEO searches, and brings substantial alignment with shareholders given that Browning West is one of Gildan's largest long-term shareholders. His experience is highly relevant given the current Board has recently taken actions that have destroyed substantial value for shareholders.

- ✓ Extensive Financial and Capital Allocation Acumen and Prior Public Company Board Experience: Mr. Lee is a Partner and Co-Founder of Browning West, where he plays a leading role in investment research and capital allocation. Mr. Lee previously served on the board of Countryside Partnerships plc ("Countryside"), and he played a leading role in enabling the merger of Countryside and Vistry Group plc to create the largest homebuilder by volume in the U.K.[1] Prior to joining Browning West, Mr. Lee worked at Criterion Capital Management, Grey Mountain Partners, and Lazard.
- ✓ Experience Leading Public Company CEO Searches: The Partners of Browning West have co-led seven CEO or Chair searches at public companies, including co-leading a CEO search to resolve a weak succession plan at Countryside Properties plc, where Mr. Lee served as a director. If appointed to Gildan's Board, Mr. Lee would harness all of Browning West's resources to assist Gildan with succession planning and other matters.
- ✓ Strong Alignment with Shareholders: If elected to the Board, Mr. Lee would bring a shareholder perspective and strong alignment to the boardroom, considering Browning West is one of Gildan's top long-term shareholders. Mr. Lee has been deeply involved in the firm's investment in Gildan, having conducted nearly 50 meetings with senior leadership and multiple visits to the Company's manufacturing sites.

1 Vistry Group plc is projected to be the largest U.K. homebuilder by volume in FY2024 based on Bloomberg consensus estimates as of March 26, 2024.

Karen Stuckey



Karen Stuckey
Former Senior Vice President at Walmart

Karen Stuckey (U.S. Citizen), Former Senior Vice President at Walmart Inc. (NYSE: WMT), has extensive experience in apparel, led large-scale businesses with an international presence, and operated within a low-cost business model. Her experience is highly relevant given Gildan's low-cost business model and the fact that no current Gildan directors have mass market apparel experience.

- ✓ Extensive Expertise in Apparel, Including Private Label: Ms. Stuckey has nearly two decades of experience as a senior leader at Walmart Inc. ("Walmart"), most recently as Senior Vice President, Private Brand within the General Merchandise segment. In this role, Ms. Stuckey led the development of Walmart's private label strategy across more than 100 verticals, including apparel. It is noteworthy that she was responsible for introducing Gildan private label products at Walmart. Ms. Stuckey also served as President of the Casualwear Division of Hanesbrands Inc. (NYSE: HBI) from 2000 to 2004, which was a competitor to Gildan at the time.[1] These experiences are highly relevant as she can provide both a competitor's and customer's perspective on Gildan and would be the first member of the Board with direct mass market apparel product knowledge.
- ✓ Experience Operating Businesses of Significant Scale: Ms. Stuckey oversaw a segment with over $40 billion USD in annual revenues with full P&L responsibility and led the development of strategy and operational execution. Walmart operates more than 10,500 retail stores across 24 countries and is the world's largest private employer.
- ✓ Experience Operating Internationally with a Global Supply Chain: Ms. Stuckey oversaw global operations with a sourcing budget of over $20 billion USD and a supply chain across multiple continents. Ms. Stuckey has direct experience working in countries in which Gildan operates throughout Central America and Asia.
- ✓ Operated Within a Low-Cost Business Model: During a nearly two-decade career at Walmart, Ms. Stuckey was steeped in a culture and operating model that emphasized the importance of low-cost operations. The success of Walmart's low-cost model is widely considered one of the great case studies in long-term value creation.

1 Hanesbrands Inc. was a division of Sara Lee Corporation during Ms. Stuckey's tenure prior to its spin-off in 2006. Prior to becoming President of the Casualwear Division, Ms. Stuckey served as President of Just My Size Company within Hanesbrands Inc. from 1997 to 2000.

J.P. Towner



J.P. Towner
Former CFO of Dollarama,
Current CFO of RONA

J.P. Towner (Canadian Citizen), Former Chief Financial Officer of Dollarama Inc. (TSX: DOL) and Current Chief Financial Officer of RONA inc., has extensive experience working in low-cost vertically integrated businesses focused on value-oriented consumer products with successful founders and has a track record of delivering strong financial results. His experience is highly relevant given Gildan's focus on vertical integration and maintaining a low-cost advantage.

- ✓ Experience in Vertically Integrated Businesses Focused on Value-Oriented Consumer Products: Mr. Towner is the former Chief Financial Officer of Dollarama Inc. ("Dollarama"), a $23 billion USD enterprise value vertically integrated retailer focused on value-oriented products based in Canada. Dollarama is vertically integrated through sourcing, distribution, and retail and focuses on delivering the best value to its customers in Canada, which is highly relevant to Gildan's own vertically integrated and low-cost business model. In addition to its Canadian operations, Dollarama also operates a highly successful multi-national strategy across four countries in Central and South America. During Mr. Towner's tenure, Dollarama's revenue grew at nearly 14% annually and earnings per share grew at nearly 25% annually. These strong operating results underpinned a total return of 84% and an annualized return of 27% for Dollarama's stock during Mr. Towner's tenure.[1]

- ✓ Track Record of Delivering Strong Financial Results: Mr. Towner is a seasoned finance executive with more than 15 years of experience in corporate and financial strategy, capital markets, and risk management. As Chief Financial Officer of Dollarama, Mr. Towner contributed to a highly successful capital allocation strategy and returned significant value to shareholders; in addition, he was instrumental in improving Dollarama's EBITDA margins. He currently serves as the Chief Financial Officer of RONA inc. ("RONA"), one of Canada's leading home improvement retailers, currently owned by a private equity firm. RONA generated over $5 billion USD in revenue in 2022, operating or servicing 425 corporate and affiliated dealer stores with a team of 22,000 employees.[2] Mr. Towner also spent five years as Executive Vice-President and Chief Financial Officer of Pomerleau Inc. ("Pomerleau"), one of the largest construction companies in Canada, which generated nearly $2.4 billion USD in revenue in 2021.[3] During his tenure, he contributed to increasing the revenue and profitability of Pomerleau's operations by 3x and 5x, respectively. Additionally, Mr. Towner spent nearly 10 years with BMO Capital Markets.

- ✓ Experience Working with Founders of Highly Successful Businesses: Mr. Towner has worked extensively with independent board members and board committees of public and private companies, as well as representatives from the founding families of Dollarama and Pomerleau.

1 Dollarama Annual and Quarterly Reports (FY2021 to October 2023 LTM). Dollarama total return from March 1, 2021 to September 12, 2023.
2 RONA website – "News" section.
3 Pomerleau 2021 Annual Report. Assumes an average USD to CAD foreign exchange rate of 1.2535.

Appendix

Browning West Partners’ Track Record of Value Creation



In Prior Board Roles, Browning West Partners Have Upgraded Leadership and Board Quality Which Has Created Significant Shareholder Value

Six Flags Total Return vs. S&P 500(1)



$12
$10
$8
$6
$4
$2
$0
May-10
Sep-11
Feb-13
Jul-14
Nov-15
Apr-17
Sep-18
Jan-20
20% Annualized
14% Annualized
5.8x
3.5x
SIX
S&P 500

Tempur Sealy Total Return vs. S&P 500(2)



$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Feb-15
May-16
Sep-17
Jan-19
Apr-20
Aug-21
Dec-22
Mar-24
19% Annualized
13% Annualized
4.7x
3.0x
TPX
S&P 500

Domino's UK Total Return vs. FTSE 250(3)



£2.5
£2.0
£1.5
£1.0
£0.5
£0.0
Sep-19
May-20
Dec-20
Aug-21
Apr-22
Dec-22
Aug-23
Mar-24
11% Annualized
3% Annualized
1.6x
1.1x
DOM LN
FTSE 250

Countryside/Vistry Total Return vs. FTSE 250(4)



£1.6
£1.4
£1.2
£1.0
£0.8
£0.6
£0.4
£0.2
£0.0
Jan-22
May-22
Aug-22
Dec-22
Apr-23
Aug-23
Nov-23
Mar-24
15% Annualized
(4%) Annualized
1.4x
0.9x
CSP LN / VTY LN
FTSE 250

Source: Bloomberg.

1) Represents total return from May 11, 2010 through January 30, 2020.
2) Represents total return from February 9, 2015 through March 26, 2024.
3) Represents total return from September 9, 2019 through March 26, 2024.
4) Represents total return from January 13, 2022 through March 26, 2024.

Our Partners Have Acted as Positive Catalysts for Change and Significantly Improved Returns at Companies They Have Been Actively Involved With

Company	Browning West Partner Activist Intervention	New High-Quality CEO Appointment	High-Quality Board Reconstitution	3-Year Total Return Prior to Intervention	Post-Intervention Total Return	Annualized Total Return Improvement
Six Flags	May 2010 Exec Chair / Board Role	✓	✓	-100% Equity Wiped Out in Bankruptcy	+483% 20% Annualized	+20%
TEMPUR + SEALY	February 2015 Board Role	✓	✓	-31% -12% Annualized	+373% 19% Annualized	+30%
Domino's UK	September 2019 Board Role	✓	✓	-24% -9% Annualized	+61% 11% Annualized	+20%
COUNTRYSIDE Places People Love / Vistry Group	January 2022 Board Role	✓	✓	+3% 1% Annualized	+37% 15% Annualized	+14%

Source: Bloomberg. Pre-intervention total returns measured 3 years prior to Browning West partner involvement. Six Flags post-intervention total return from May 11, 2010 through January 30, 2020. Tempur Sealy post-intervention total return from February 9, 2015 through March 26, 2024. Domino's UK post-intervention total return from September 9, 2019 through March 26, 2024. Countryside / Vistry post-intervention total return from January 13, 2022 through March 26, 2024.

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